EXHIBIT 99.17

Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Agave Silver Corp., formerly Cream Minerals Ltd. (the “Company”)
Suite 1613
675 West Hastings Street
Vancouver, British Columbia
Canada  V6B 1B2

Item 2.	Date of Material Change

October 3, 2013.

Item 3.	News Release

News Release dated October 3, 2013 was disseminated through Marketwired.

Item 4.	Summary of Material Change

The Company completed a share consolidation and name change and closed the first tranche of its previously announced non-brokered private placement.  The Company also appointed a new President and CEO.

Item 5.1	Full Description of Material Change

The Company completed a corporate reorganization (the “Reorganization”) as follows:

—	The Company completed a share consolidation on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share.

—
The Company changed its name from “Cream Minerals Ltd.” to “Agave Silver Corp.”, and changed its stock symbol for its TSX Venture Exchange (“TSX-V”) listing from “CMA” to “AGV”.  The post-consolidated common shares of the Company has been assigned the new CUSIP number 008427106 (ISIN CA0084271067).

In connection with the Reorganization, Michael O’Connor stepped down as President and CEO of the Company, and Ronald Lang was appointed as new President and CEO.

The Company also closed the first tranche of a non-brokered private placement of units (“Units”) of the Company previously announced on August 29, 2013 (the “Private Placement”) at a price of $0.10 per Unit by issuing an aggregate of 6,000,000 Units for gross proceeds of $600,000 (the “First Tranche Closing”).  Each Unit was comprised of one common share of the Company (a “Common Share”) and one common share purchase warrant (“Warrant”), each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of $0.25 until October 3, 2015.

The First Tranche Closing represented the minimum level of subscription for the Private Placement and was subscribed by certain insiders of the Company (the “Insider Placees”)

who were “related parties” of the Company within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The subscription for Units by the Insider Placees pursuant to the First Tranche Closing constituted a “related party transaction” with the Company within the meaning of MI 61-101.

Frank Lang, a significant shareholder of the Company and its former Chairman, indirectly subscribed for an aggregate of 4,000,000 Units under the First Tranche Closing. Ronald Lang, CEO, President and a director of the Company, and Ferdinand Holcapek, an executive officer of the Company’s Mexican subsidiary, each subscribed for 1,000,000 Units under the First Tranche Closing.

The Insider Placees and their post-consolidation Common Share positions before and after completion of the First Tranche Closing are as follows:

Excluding Common Shares Issuable Pursuant to Exercise of Warrants:

Name of Insider Placee	Number and Percentage of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) Immediately Before Private Placement(1)	Number of Common Shares Acquired under Private Placement (excluding Common Shares Underlying Warrants)	Number and Percentage of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) After Private Placement (excluding Common Shares Underlying Warrants)(2)

Frank Lang	2,658,362	4,000,000	6,658,362
	(17.1%)		(30.9%)
Ronald Lang	205,508	1,000,000	1,205,508
	(1.3%)
Ferdinand Holcapek	330,000	1,000,000	1,330,000
	(2.1%)		(6.2%)

______________
(1)	Based on issued and outstanding Common Shares on an undiluted basis prior to giving effect to the First Tranche Closing.
(2)	Based on issued and outstanding Common Shares on an undiluted basis after giving effect to the First Tranche Closing

Including Common Shares Issuable Pursuant to Exercise of Warrants:

Name of Insider Placee	Number and Percentage of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) Immediately Before Private Placement(1)	Number of Common Shares Acquired under Private Placement (including Common Shares Underlying Warrants)	Number and Percentage of Common Shares Beneficially Owned or Controlled (Directly or Indirectly) After Private Placement (including Common Shares Underlying Warrants)(2)

Frank Lang	2,658,362	8,000,000	10,658,362
	(17.1%)		(38.7%)
Ronald Lang	205,508	2,000,000	2,205,508
	(1.3%)		(8.0%)
Ferdinand Holcapek	330,000	2,000,000	2,330,000
	(2.1%)		(8.5%)

______________
(1)	Based on issued and outstanding Common Shares on an undiluted basis prior to giving effect to the First Tranche Closing.
(2)
Based on issued and outstanding Common Shares on a partially diluted basis, comprised of the issued and outstanding Common Shares immediately after completion of the First Tranche Closing and the Common Shares issuable pursuant to the exercise of the Insider Placees’ Warrants (acquired under the Private Placement), but excludes Common Shares issuable upon any other outstanding warrants and options issued by the Company.

The proceeds of the Private Placement will be used for exploration and development of the Company’s mineral property portfolio and for the Company’s general operating expenses.  The Insider Placees participated in the Private Placement in order to assist the Company in raising the required funds to pursue these business objectives.  The subscription for Units by the Insider Placees pursuant to the First Tranch Closing will contribute $600,000 of gross proceeds to the Company’s treasury.

In connection with the Private Placement, the Insider Placees entered into subscription agreements with the Company that contain customary terms and which are in substantially the same forms as those entered into by other placees.

The Company relied on the exemption from the formal valuation requirement of MI 61-101 pursuant to subsection 5.5(c) of MI 61-101 on the basis that the Private Placement is a distribution of securities of the Company to the Insider Placees for cash consideration and neither the Company nor, to the knowledge of the Company after reasonable inquiry, the Insider Placees have knowledge of any material information concerning the Company or its securities that has not been generally disclosed.

The Company relied on the exemption from the minority approval requirement of MI 61-101 pursuant to subsection 5.7(1)(b) of MI 61-101 on the following basis: (a) the Company is not listed on certain specified stock exchanges; (b) neither the fair market value of the aggregate number of Units purchased by the Insider Placees under the Private Placement, nor the aggregate purchase price paid by the Insider Placees for such securities, exceeded $2,500,000; and (c) the Board of Directors of the Company, which included all independent members of the Board, unanimously approved of the Insider Placees’ proposed participation in the Private Placement.

The Common Shares and Warrants comprising the Units issued pursuant to the First Tranche Closing, and the Common Shares issuable upon exercise of such Warrants, are subject to a hold period that expires on February 4, 2014. The Private Placement is subject to the final approval of the TSX-V.

The news release announcing the First Tranche Closing was issued concurrent with the First Tranche Closing and less than 21 days before the closing as the subscriptions by the Insider Placees were not determined, and contractual arrangements were not entered into, until just prior to the closing date.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Ronald Lang, President and Chief Executive Officer
Telephone:  (604) 687-4622

Item 9.	Date of Report

October 9, 2013